Mail Stop 4561
Via Fax (202) 463-4863

November 24, 2009

Michael Beach
Chief Financial Officer
Blackboard Inc.
650 Massachusetts Ave. NW, 6th Floor
Washington, DC 20001

      Re: Blackboard Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed February 26, 2009
               File No. 000-50784

Dear Mr. Beach:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

               Sincerely,

               Kathleen Collins
               Accounting Branch Chief